November 25, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File Number: 001-11356

Dear Mr. Rosenberg:

We have considered carefully each of the comments in your letter dated October 20, 2008 as well as our discussion with members of the staff on November 13th. On behalf of Radian Group, Inc., I respectfully provide our responses to these comments below. For your convenience, the text of each comment is reproduced below before the applicable response. References in this letter to “we,” “us,” “our,” or “ours” refer to Radian Group, Inc. and its consolidated subsidiaries.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 5

1.      Refer to prior comment 13. Please provide us with an analysis as to whether the insurance contracts with adjustable ceding commissions and termination rights meet the SFAS 133, paragraph 10(d) scope exception. Since these provisions appear to be material terms of your insurance contracts, please revise your disclosure to describe these features, including the contractual provisions that trigger payments and determine the amount of the payments, and your accounting treatment for them. In this disclosure, more fully describe the right to increase ceding commissions and whether it applies to existing contracts or, if entered, future contracts.

Response: All but four of our direct insurance contracts with ratings downgrade termination provisions are currently accounted for as derivative contracts. These four direct insurance contracts, for which we use insurance accounting, provide the insured with a right to terminate without settlement payments (other than a refund of unearned premium) upon a downgrade of our ratings. In addition, substantially all our reinsurance contracts provide our primary insurers with termination rights upon our downgrade. Certain of our reinsurance contracts are accounted for as derivatives, but the majority are accounted for as insurance contracts. We have revised our disclosures in our September 30, 2008 10-Q to describe the termination provisions in greater detail on page 45.

In addition to the impact of recapture or termination, we may be subject to increases in ceding commissions payable to our primary insurers, (described on page 45 of our September 30, 2008 10-Q filing), in order to compensate the primary insurer for loss of rating agency credit for our reinsurance. If ceding commissions were to increase, our policy acquisition costs would increase, we would receive less cash from future installment premium and we would have to pay to the primary insurer the affect of such increase on all statutory unearned premiums. The ceding commission increases allowed under each of the applicable agreements is based on discretionary factors outside of our knowledge and control (i.e., the difference between the rating agency credit the primary insurer receives for our reinsurance before and after our downgrade) and, in certain reinsurance contracts, there is no specified cap on the adjustment of unearned premium or future premium streams. Therefore, we cannot estimate, with reasonable likelihood, the potential impact of any ceding commission increases. These increases, however, are practically limited by the amount of unearned premium paid and future contractual premiums payable to us. Therefore, the impact on liquidity of increases in ceding commissions cannot be greater than the impact of a recapture of the same business, where we would be required to return unearned premium and forgo future premiums. This is described in the aggregate on page 45 of our September 30, 2008 10-Q. In future filings beginning with our 2008 10-K, we will expand our disclosure regarding the impact of increases in ceding commissions to include this information.

The direct insurance contracts and reinsurance obligations with downgrade termination provisions that we account for as insurance contracts provide for an unconditional and irrevocable guaranty to the holder of a financial obligation of full and timely payment of principal and interest on obligations that are debt obligations and not derivatives. Payment on these contracts is required by us only in the event of default of the insured obligation. In addition, the guaranteed parties in each case are exposed to the risk of non-payment throughout the term of the contract. Adjustable ceding commission features or termination rights neither impact our obligation to make payments as long as the contract remains outstanding, or the guaranteed parties’ risk of non-payment. Therefore, we believe the non-derivative direct contracts and non-derivative reinsurance obligations we insure with adjustable ceding commission features or termination rights meet the scope exception of SFAS No. 133, paragraph 10(d).

Note 2 – Fair Value of Financial Instruments, page 6

2.      Please revise the disclosure you propose in Appendix A to your September 17, 2008 letter to state whether you are using an in-exchange or an in-use valuation premise. Refer to SFAS 157, paragraph 13.

Response: We will revise our disclosures in future filings beginning with our 2008 10-K to state that fair value estimates reflect the fair value of the asset or liability individually, which is consistent with the “in-exchange” approach, as defined by SFAS No. 157.

3.      Please revise the disclosure you propose in Appendix A to your September 17, 2008 letter to state, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price.

Response: We believe our fair value methodology determines an exit price, and that such exit price is substantially similar to an entry price in our market, if one existed. Our analysis in this regard was set forth in our August 6, 2008 response letter, comment one, as follows:

“With regard to paragraph 17D of SFAS No. 157, we believe that the pricing in entry and exit markets for such CDS transactions are very similar in that the monoline to whom we transfer the risk would perform a level of due diligence and underwriting on the exposure in order to become comfortable enough to assume the risk, especially since, unlike a reinsurance transaction, the primary insurer would not be retaining any risk. Given the nature of the liabilities being transferred, (complex financial instruments with significant potential exposure) we have assumed the exit participant would perform at least as much “due diligence” on the obligation as we would given similar circumstances. This is consistent with paragraph C34 of FAS 157, where the FASB Board indicated it is reasonable to presume that a market participant would “undertake efforts necessary to become sufficiently knowledgeable about the asset or liability based on available information, including information obtained through usual and customary due diligence efforts.” That guidance indicates that the market participant would factor relevant risk into its fair value measure. We believe, like us, they would require compensation for their efforts, in part because we know that we require compensation (in form of premium from the policyholders). In our judgment, based on our experience underwriting these risks and understanding of those similar efforts undertaken and cost incurred by monolines, we have no reason to believe there should be any adjustment to our “entry price” estimate of exit price for these CDS contracts. In addition, there are no brokerage or other costs of obtaining the primary business that would be borne by the transferee; transactions in the primary insurance market are typically negotiated directly between policyholder and primary insurer. In most instances, the counterparty to our CDS contracts brings the opportunity to underwrite risks directly to us.

Based on the foregoing analysis, we will revise our disclosure in future filings beginning with our 2008 10-K to state why we believe the exit price determined through our fair value methodology is substantially similar to an entry price in our market, if one existed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.      Please tell us where you describe in your filings the terms of your credit default swap contracts including the events and conditions that trigger payments and where you link this disclosure to the derivative assets and derivative liabilities recognized in the financial statements.

Response: We have described the terms of our credit default swaps in our December 31, 2007 10-K filing on page 35. We provided additional detail in our September 30, 2008 10-Q filing on page 79. We have also added tables on pages 13 and 80 of our September 30, 2008 10-Q that present our total CDO exposure and our structured finance CDO exposure respectively (by product), thereby providing a link between our financial guaranty exposure discussion and our SFAS No. 157 disclosures. In future filings, beginning with our 2008 10-K, we will further expand upon the product detail for our CDO exposure (previously provided on page 13 of our September 30, 2008 10-Q) so that a more clear connection can be made to our structured finance exposure tables.

5.      In order to facilitate our consideration of your response to prior comment 11, please provide the table you reference in your response, using the most recently available quarterly information.

Response: Please see the table on page 13 of our September 30, 2008 10-Q filing, which provides detail on each of the derivative products described in our SFAS No. 157 disclosures.

6.      For each material category of derivative asset and liability, please revise your proposed disclosure to clarify whether you are valuing the gross or net derivative assets and liabilities, and explain why you believe it is appropriate to value the derivatives on that basis (gross or net).

Response: We value each of our derivative contracts at the contract level and do not net the market values of our contracts for financial statement presentation purposes. Some contracts have market values in an asset position and some contracts are in a liability position. All derivative contracts relate to protection that we have sold. To the extent applicable, we will include the following statement in our future filings beginning with our 2008 10-K:

“Certain contracts are in an asset position because the net present value of the contractual premium exceeds the net present value of the fair premium.”

7.      Please revise your disclosure to quantify the notional amounts and related fair values of your CDS contracts that represent: (i) sold protection and (ii) purchased protection, and reconcile this disclosure to the recorded derivative assets and liabilities at the balance sheet date. If you have derivative assets related to protection sold, consider the need to explain why.

Response: We do not have any purchased protection. We will clarify our disclosures in future filings beginning with our 2008 10-K, to explain the nature of our derivative assets as described above in our response to comment six.

8.      On pages 68-70, you provide tabular disclosure regarding the notional amounts of your credit derivatives and the credit ratings and vintages of the underlying, attachment and detachment points, and levels of subordination. Please revise the disclosure to link these disclosures to the tabular disclosure detailing the components of your derivative assets and liabilities on page 8.

Response: We have added tables on pages 13 and 80 of our September 30, 2008 10-Q that present our total CDO exposure and our structured finance CDO exposure respectively (by product), thereby providing a link between our financial guaranty exposure discussion and our SFAS No. 157 disclosures. In future filings beginning with our 2008 10-K, we will further expand upon the product detail for our CDO exposures (previously provided on page 13 of our September 30, 2008 10-Q) so that a more clear connection can be made to our structured finance exposure tables.

9.      On page 70 in your tabular disclosure depicting Financial Guaranty CDO CMBS Exposure you quantify “average” subordination. Please revise the disclosure to explain what this means. Also, for each subcategory of exposure, and not just CMBS, please present data depicting the original level of subordination, the current level of subordination and the effect and expected effects of any deterioration on your liquidity. Please link this disclosure to the derivative asset or liability recorded on the balance sheet.

Response: We have added a table on page 80 of our September 30, 2008 10-Q filing that presents our Corporate CDO exposure in terms of “initial average # of sustainable credit events” and the “current average # of sustainable credit events, as well as the “minimum # of sustainable credit events”. We believe this presentation, focusing on “credit events” rather than level of subordination, more appropriately reflects the degree of deterioration required to result in credit losses because it provides information with respect to both remaining subordination and the number of credits in which that subordination is concentrated. We included more detail on our Corporate CDO exposure in particular in the third quarter of 2008 given the relatively high number of recent credit events on Corporate CDO deals in the market. In our future 10-K filings beginning with our 2008 10-K, we will provide more comprehensive disclosures on our CDO exposures, including disclosures regarding subordination for each subcategory of exposure. We will also ensure that our future filings include clear disclosure with regard to our definition of “average” and also a link to any liquidity impacts, which are currently not significant. While average subordination amounts are presented in our tabular disclosures in order to simplify presentation, in the event that any particular transaction represented a material exposure with subordination substantially below our average, we would disclose this information separately.

10.    Please refer to your proposed disclosure in Appendix A of your September 17, 2008 letter regarding the non-performance risk adjustment. Please help us understand whether your valuation methodology double-counts Radian’s credit risk, and consider the need to provide clarifying disclosure. We note that the discount rate used to present value both the contractual premium and the fair premium equals the sum of the risk free rate plus Radian’s credit default swap spread. We also note that the determination of the fair premium includes an adjustment to give effect to Radian’s “perceived default probability.” (Refer to your proposed disclosure under “Non-Performance Risk Adjustment.”) Please clarify why giving effect to Radian’s credit risk in both the calculation of the fair premium and the rate used to discount the fair premium does not result in double counting Radian’s credit risk. To assist our understanding, consider providing an example that illustrates the relative significance on the recorded fair value resulting from giving effect to Radian’s credit risk in determining: (i) the fair premium and (ii) the rate used to discount the fair premium.

Response: Our valuation methodology does not double-count Radian’s credit risk (the protection seller’s credit risk). We will revise our disclosure in future filings beginning with our 2008 10-K to clarify that we believe it is necessary to incorporate our credit quality in determining a fair premium rate and in discounting these fair premiums. Our proposed revised disclosure of our Non-Performance Risk Adjustment on Corporate CDOs (currently set forth on pages 16 and 97 of our September 30, 2008 10-Q) is set forth below:

“The fair premium rate estimated for the equivalent-risk tranche represents the premium rate for a typical market participant – not Radian. Accordingly, the final step in our fair value estimation is to convert this fair premium rate into a fair premium for a financial guarantor of similar credit quality to us. A typical market participant is contractually bound by a requirement that collateral be posted regularly to minimize the impact of this participant’s default or non performance. This collateral posting feature makes these transactions less risky to the protection buyer, and therefore, they are priced differently. None of our contracts require us to post collateral with our counterparties, which exposes our counterparties fully to our non-performance risk. We make an adjustment to the fair premium amount for a typical market participant to account for this contractual difference, as well as for the market’s perception of our default probability which is observable through our credit default swap spread. The amount of the adjustment is computed based on the correlation between the default probability of the transaction and our default probability. This fair premium rate is then discounted at an interest rate that is equal to a risk-free rate plus our own credit default swap spread as of the measurement date. We believe it is necessary to incorporate our credit quality in determining a fair premium rate and in discounting these fair premiums. The present value of the fair premiums takes into account the risk that we will not satisfy our obligations under the contract. The discount rate utilized reflects the risk that we may not collect future premiums due to our inability to satisfy our contractual obligations. Under the terms of our CDS contracts, the premium payments would likely cease in the event that the protection seller becomes insolvent. Our non-performance risk adjustment currently has a material impact on our fair premium estimates.”

11.    Please help us understand, and consider the need for disclosure clarifying, how your valuation model captures the credit default swap counterparty’s credit risk. In your response, please address separately (i) sold protection and (ii) purchased protection.

Response: We only have “sold protection” contracts. We have considered counterparty risk qualitatively. It is currently considered a negligible risk, and hence no adjustment is currently made to our fair value estimates. Our analysis considers the following factors in support of our conclusion:

•      The consideration of the counterparty risk would need to consider the joint probability of Radian surviving, the transaction surviving, and the protection buyer defaulting on its contractual premium payments to us. Since the protection buyer, Radian and the transaction are significantly correlated and the credit quality of our protection buyer is generally higher than that of Radian, the joint probability of these events occurring is very low;

•     Our counterparties are generally highly-rated and well capitalized entities, whose contractual premiums we believe are relatively immaterial obligations to them, as they are fixed premiums only with no contingent additional liabilities.

In addition, our qualitative analysis includes consideration of a relatively significant adjustment that reduces our contractual premiums based on the market’s perception of our non-performance risk (i.e., if we become insolvent, our counterparties are not contractually obligated to pay premiums).

12.    Please also help us understand whether the cash flow modeling approach described below is an appropriate valuation method for your credit default swaps. If it is an appropriate valuation method, which discounts the fair premium at a rate adjusted for Radian’s credit risk, would reasonably approximate the valuation method described below. Said another way, do you anticipate that the difference between the value indications from the two valuation approaches would be material to the financial statements? If it is not an appropriate valuation method, please help us understand why it is not.

Alternative valuation method: A valuation approach that calculates the net present value of the credit default swap’s expected cash flows which include: (a) the contractual premium inflows until expected default, using a discount rate that adjusts for the protection buyer’s credit risk (which may have a nominal impact) and (b) the probability weighted contingent outflows for claim payments (considering the probability of default of the underlying security, changes in interest rates and credit spreads, etc.) using a discount rate that adjusts for the protection seller’s’ credit risk.

Response: A discounted cash flow methodology in general is a valid approach, although the method described above does not properly include a risk premium in step (b) that should be incorporated to account for the variability inherent in the expected claim payments estimate. In each instance, we apply the methodology that provides the best estimate of exit price. In some instances we use a discounted cash flow methodology and in others we apply a methodology that uses other observable market inputs. A discounted cash flow methodology requires estimates of expected claims and claims timing as well as an assessment of default risk of the protection buyer and seller. These inputs are often not directly observable and, we believe, utilizing internally developed estimates in this regard would provide an inferior valuation compared to our current methodology for the transactions in which we utilize relevant market indices as the primary inputs to our fair value estimates.

13.    It appears that an underlying premise of your valuation method is that the present value of the “fair premium” will equal the present value of the expected cash outflows for claim payments both at inception of the credit default swap and at each subsequent measurement date. Please help us understand why this premise is appropriate and whether Radian’s historical pricing has always been consistent with this premise. In your response, please identify the circumstances where this premise may not be appropriate. For example, would a protection seller that believes it can better maximize its profitability through the investment income it earns from investing premiums choose not to price in a manner consistent with this premise in order to increase premium volume and gain market share?

Response: It is not a premise of our valuation method (at any point in time) that the present value of “fair premiums” will generally equal the present value of the expected cash outflows. Such an assumption would imply a zero risk premium- meaning there is no risk or that there is no risk aversion- which generally is not a valid assumption.

14.    To help us further understand your response to prior comment four, please explain to us and clarify in your disclosure how you calibrate your valuation model to the day one transaction price and how, at each subsequent measurement date, you consider this difference.

Response: Given the current market environment, we have not closed new transactions recently. Therefore, we do not have any pertinent examples of pricing transactions in the current environment where our credit risk is a significant input to the valuation process, as it is now. However, prior to 2007, when we were closing transactions, we observed that our actual transaction pricing was generally consistent with our valuation models. During this period, we did not observe material persistent deviations in pricing between our models and execution prices.

15.    In your proposed disclosure in Appendix A to your September 17, 2009 letter, you state that you determine the fair value of your TRUPS CDOs by adjusting your contractual premium. Please clarify for us whether your valuation method is premised on the assumption that the relationship between the contractual premium and the underlying default risk that existed at the transaction date remains constant throughout the life of the contracts. If so, consider the need to disclose this assumption and why you believe it is appropriate.

Response: We will revise our disclosure in future filings beginning with our 2008 10-K to state that the fundamental underlying relationship between the contractual premium and the underlying default risk that existed at the transaction date has not changed. We believe this to be the case, as we have observed no evidence that there is a market change in this regard. Our TruPs CDOs valuation methodology considers the estimated changes to collateral risk, erosion of subordination, the decreasing remaining term and the changing credit risk of Radian. Each of these estimations is updated at each valuation date and has a significant impact on the calculation of the fair premium rate. We have only recently experienced credit deterioration in our TruPs deals (although remaining subordination is still very high), and have incorporated the erosion of subordination into our fair value estimates as described in our September 30, 2008 10-Q filing on page 17.

16.    Please refer to your discussion of correlation under “defining the equivalent risk tranche” in your proposed disclosure. Please revise your proposed disclosure to clarify to what “observable third-party inputs that are based on historical data” you are referring and what you mean when you state that “inputs are adjusted to levels.” To the extent material to an understanding of historical or future results of operation, financial position and liquidity please revise the disclosure to quantify trends in your correlation assumptions, such as your original correlation assumptions and your current correlation assumptions.

Response: We utilize correlation factors obtained from S&P, which they utilize to evaluate CDOs. These correlation factors are widely available and we believe our hypothetical market would use correlation factors that are consistent with these in a determination of fair value. We make an internally-developed adjustment to these correlation factors. Since the “equivalent risk tranche” process is performing a relative comparison of the CDX index to each transaction, and the internal adjustment is made to both the CDX index and each transaction, this adjustment is not a significant input, and therefore, we will revise our disclosure in future filings beginning with our 2008 10-K to eliminate the reference to our internal adjustment to the observed correlation factors.

17.    Please revise the table provided in response to prior comment two to present the amounts on a gross basis rather than a net basis.

Response: We will clarify in the table lead-in that the amounts presented represent the impact of our non-performance risk on both our derivative assets and liabilities. The cumulative impact presented represents reductions in liability amounts and increases in derivative asset amounts, which both represent gains in our consolidated income statement. We do not think it would be particularly meaningful to segregate the impact to assets and liabilities as the nature of the asset and liability contracts is the same, as further described above in our response to comment six.

18.    For your Mortgage Insurance domestic and international CDSs and any other financial instrument in which you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•     The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•     The number of quotes or prices you generally obtain per instrument, and if you obtain multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•     The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•     Whether the broker quotes are binding or non-binding; and,

•     The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: We believe the disclosures provided in our September 30, 2008 10-Q filing address many of the details outlined in this comment, as noted below. To the extent required, we will revise our future filings to include the requested information beginning with our 2008 10-K. We have added the following disclosures in our September 30, 2008 10-Q:

•     The table on page 13 details the number of contracts, total exposure, and market values of our mortgage insurance domestic and international CDS;

•     With respect to our mortgage insurance domestic CDS, during the third quarter of 2008, we developed an internal discounted cash flow methodology that was used to develop our fair value estimates for these transactions;

•     With respect to our three mortgage insurance international CDS transactions, we clarified that we receive one quote for each transaction from each of our respective counterparties and provided a description of the methodology used by our counterparties in determining values (we will clarify in future filings beginning with our 2008 10-K that these quotes are non-binding quotes);

•     We have described our procedures used to validate quotes received on our three mortgage insurance international CDS transactions, and importantly, the adjustment we make for our non-performance risk, which is material to our overall fair value for these products. Based on the unobservable inputs utilized in our non-performance risk adjustment alone, these derivatives are properly classified in Level III of the SFAS No. 157 hierarchy.

Liquidity and Capital Resources, page 72

19.    Refer to prior comment 13 and the risk factors you cite on pages 98 and 99. Please discuss both the reasonably likely and maximum impact of the termination and adjustable ceding commissions of your direct insurance contracts, reinsurance contracts and credit default swaps on your liquidity. For example, it is unclear what the liquidity effects of these features are on the insurance contracts described in the first paragraph of the first risk factor you referenced on page 98. Please integrate this analysis into a comprehensive discussion of your potential uses of liquidity and the available sources to fund these uses.

Response: On pages 45-46 of our September 30, 2008 10-Q, we have included information regarding the maximum impact of the termination of our direct insurance contracts, reinsurance contracts and derivative contracts. Other than with respect to the four direct insurance contracts described in the first full paragraph on Page 46, our direct insurance contracts are not cancellable in the event of a ratings downgrade. With respect to those four transactions subject to termination, the only liquidity impact is the loss of future premiums and, in three of the four direct transactions, our obligation to refund unearned premium. The approximate impact of termination of these direct insurance contracts on both the unearned premiums and the loss of future premiums is currently disclosed in our September 30, 2008 10-Q filing on page 45, along with similar information with respect to our derivative contracts.

We have also included disclosure on page 45 to describe the factors that may determine whether a primary insurer will elect to recapture its business. These factors described are similar to factors that would determine whether our counterparties would elect to terminate a derivative or direct insurance contract. It is not possible for us to determine with any reasonable degree of certainty, the likely impact of recapture or termination, as the factors that influence the decision of our counterparties in this regard are dependent on factors that are particular to each counterparty, and we do not necessarily have insight into these factors. In addition to the impact of recapture or termination, we may be subject to increases in ceding commissions payable to our primaries, also described on page 45 of our September 30, 2008 10-Q filing. In the second paragraph of our response to comment one above, we discuss limitations on our ability to estimate the impact of any ceding commission increase.

Risk Factors, page 93

20.    In your response to prior comment 13, you referred us to two risk factors on pages 98 and 99. Please address the following:

•     Clarify whether the “June 2008 downgrades” you reference in the first risk factor relate only to insurance contracts and whether the “further downgrades” you reference in the second risk factor relate only to credit derivatives.

•     It is unclear whether you have identified the material effects on all financial statement line items. For example, for your insurance contracts would there be an effect to balance sheet line items, such as unearned premiums? For your credit derivatives, it is unclear why there would be any effect to unearned premiums since these derivatives are recognized at fair value as a derivative asset or liability, Further, tell us where your disclosure describes the financial statement line items that would be affected by the right to increase ceding commissions.

Response: Due to a subsequent downgrade in Radian Asset Assurance’s financial strength rating in August 2008, all but one contract that would have been affected by a “future downgrade” has been so affected. Additional disclosures regarding the impact of this downgrade are included as discussed above in comment 19 and the potential impact for the one transaction that could be affected by a future downgrade is also disclosed.

We also have disclosed the potential impact of the downgrade on unearned premiums, and will expand this disclosure in future filings beginning with our 2008 10-K, to include the potential impact to other financial statement line items, such as our derivative assets and liabilities, to the extent the impact is significant.

In connection with the responses to the comments set forth above, we acknowledge that:

•        We are responsible for the adequacy and accuracy of the disclosure in our filings;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•        We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer